Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-203744-01

December 5, 2017

Duke Realty Limited Partnership

Pricing Term Sheet

$300,000,000 3.375% Senior Notes due 2027

This pricing term sheet is qualified in its entirety by reference to the Issuer’s preliminary prospectus supplement dated December 5, 2017 and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

3.375% Senior Notes due 2027

Issuer:	Duke Realty Limited Partnership

Title of Security:	3.375% Senior Notes due 2027

Ranking:	Senior unsecured notes

Size:	$300,000,000

Gross Proceeds:	$299,544,000

Net Proceeds (before expenses):	$297,594,000

Maturity:	December 15, 2027

Coupon:	3.375%

Public Offering Price:	99.848%, plus accrued and unpaid interest from December 12, 2017

Yield to Maturity:	3.393%

Spread to Benchmark Treasury:	+103 basis points

Benchmark Treasury:	2.250% due November 15, 2027

Benchmark Treasury Price / Yield:	99-00 / 2.363%

Interest Payment Dates:	June 15 and December 15, beginning June 15, 2018

Optional Redemption:	Prior to September 15, 2027 at the Make-Whole Amount of Treasury plus 20 bps. On or after September 15, 2027 the notes will not include a Make-Whole Amount

Trade Date:	December 5, 2017

Settlement Date:	T+5; December 12, 2017

Distribution:	SEC registered

CUSIP:	26441Y BA4

ISIN:	US26441YBA47

Denominations/Multiple:	$2,000 x $1,000

Joint Bookrunners:	Barclays Capital Inc.
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.
Jefferies LLC
SunTrust Robinson Humphrey, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Regions Securities LLC
Samuel A. Ramirez & Company, Inc.
Scotia Capital (USA) Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

Use of Proceeds:	The company will use the net proceeds from the offering to fund development and for general corporate purposes, and may use a portion of the proceeds to repay borrowings under its revolving credit facility.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc.	1-888-603-5847 (toll free)

Citigroup Global Markets Inc.	1-800-831-9146 (toll free)

RBC Capital Markets, LLC	1-866-375-6829 (toll free)

U.S. Bancorp Investments, Inc.	1-877-558-2607 (toll free)

Jefferies LLC	1-877-877-0696 (toll free)

SunTrust Robinson Humphrey, Inc.	1-800-685-4786 (toll free)

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